Exhibit 12.1

BRIGHAM EXPLORATION COMPANY

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2001		2002		2003		2004		2005		2006

Earnings available for fixed charges:
Income (loss) before income taxes(1)	$11,674		$2,276		$16,539		$30,513		$42,472		$32,532
Interest expense, net(2)	6,681		6,238		4,475		2,418		3,246		9,082
Preferred dividend reported as interest expense	—		—		340		726		734		606

Earnings available	$18,355		$8,514		$21,354		$33,657		$46,452		$42,220

Fixed charges:
Expensed interest(3)	$6,681		$6,238		$4,475		$2,418		$3,246		$9,082
Capitalized interest	1,848		878		818		1,195		1,604		2,836
Preferred dividend and accretion	2,450		2,952		3,448		—		—		—
Preferred dividend reported as interest expense	—		—		340		726		734		606

Fixed charges	$10,979		$10,068		$9,081		$4,339		$5,584		$12,524

Ratio of earnings to fixed charges	1.7	x	0.8	x	2.4	x	7.8	x	8.3	x	3.4x
Fixed charges not covered by earnings	$—		$1,554		$—		$—		$—		$—

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.

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